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                                  UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                   (Amendment No. 5)*

                              NETWORK IMAGING CORPORATION
                                   (Name of Issuer)

                       Common Stock, par value $.0001 per share
                           (Title and Class of Securities)

                                    64121B 10 5
                                   (CUSIP Number)

                                   Robert M. Sterling, Jr.
                                   5733 Pecks Point Road
                                   Easton, MD 21601
                                   (410)820-7860

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   July 31, 1996
               (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for thepurpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                    SCHEDULE 13D

          CUSIP No.   64121 B 10 5                                   Page 2

          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Robert M. Sterling, Jr.

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                                      (b)

          3    SEC USE ONLY

          4    SOURCE OF FUNDS
                      N/A

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

               NUMBER OF           7         SOLE VOTING POWER
               SHARES                             1,926,825
               BENEFICIALLY        8         SHARED VOTING POWER
               OWNED BY
               EACH                9         SOLE DISPOSITIVE POWER
               REPORTING                          1,926,825
               PERSON              10        SHARED DISPOSITIVE POWER
               WITH

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,926,825

          12     CHECK BOX  IF THE  AGGREGATE AMOUNT  IN ROW  (11) EXCLUDES
                 CERTAIN SHARES

          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.6%

          14   TYPE OF REPORTING PERSON
                    IN
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                                                                  Page 3 of 5

             This statement amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the "SEC") on May 12, 1992, as amended by Amendment No.1 filed on October 12, 1993, Amendment No.2 filed on November 9, 1993, Amendment No.3 filed on June 21, 1995 and Amendment No.4 filed on February 2, 1996, on behalf of Robert M. Sterling, Jr.

        Item 1.   Security and Issuer

             This statement relates to the common stock, $.0001 par value per share (the Common Stock ), of Network Imaging Corporation ( NIC or the Company ), a Delaware corporation, which has its principal executive offices at 500 Huntmar Park Drive, Herndon, Virginia 20170.

        Item 2.   Identity and Background

             (a)  Name:     Robert M. Sterling, Jr.

             (b)  Residence Address:       Robert M. Sterling, Jr.
                                           5733 Pecks Point Road
                                           Easton, Maryland 21601

             (c)  Present Principal Occupation:  Private Consultant.

             (d) During the last five years has the person identified in (a) been convicted in a criminal proceeding (excluding traffic
                  violations or similar misdemeanors):   No.

             (e)  During the last  five years, was  the person identified  in
                  (a) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities
                  laws:   No.

             (f)  Citizenship:  United States

        Item 3.   Source and Amount of Funds or Other Consideration

             Not applicable.

        Item 4.   Purpose of Transaction

             Effective July 31, 1996 all the unvested options held by Mr. Sterling under the Company s stock option plans were vested pursuant to an Amendment to Agreements (the Agreement ) entered into by
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                                                                Page 4 of 5

          Mr. Sterling and the Company. As a result, Mr. Sterling became the beneficial owner of 557,137 shares of Common Stock underlying the previously unvested options.

               Mr. Sterling has acquired securities of the Company for investment. Mr. Sterling expects to assess regularly the investment merits of his position in the securities of the Company, and at some future time may acquire additional securities of the Company or dispose of some or all of his position, depending on price and market conditions, evaluations of prospects for the Company and of alternative investments, and other factors.

          Item 5.   Interest in Securities of the Issuer

               Mr. Sterling currently owns beneficially an aggregate of 1,926,825 shares of Common Stock. These shares include the 482,500 shares of Common Stock owned directly by Mr. Sterling as to which he has sole voting and investment power, 96,000 shares of Common Stock which he may acquire upon exercise of Redeemable Common Stock Purchase Warrants of the Company owned by him and 1,348,325 shares which he may acquire within 60 days upon exercise of options which he holds. The shares of the Common Stock beneficially owned by Mr. Sterling constitute 8.6% of the shares of the Common Stock outstanding on August 15, 1996.

          Item 6.   Contracts,     Arrangements,      Understandings     or
                    Relationships with Respect to Securities of the Issuer

               See response to Item 4.

          Item 7.   Material to be filed as Exhibits

               (a)  Amendment to Agreements dated July 31, 1996.
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                                                                Page 5 of 5

          Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          August 27, 1996                      /s/ Robert M. Sterling, Jr.
                Date                              Robert M. Sterling, Jr.
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